February 10, 2025

Lavell Juan Malloy II
Chief Executive Officer
Brag House Holdings, Inc.
45 Park Street
Montclair, NJ 07042

        Re: Brag House Holdings, Inc.
            Amendment No. 5 to Registration Statement on Form S-1
            Filed February 4, 2025
            File No. 333-280282
Dear Lavell Juan Malloy II:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed February 4, 2025 Summary Financial Data, page 13

1. Please remove the December 31, 2023 as adjusted balance sheet information from the filing.
Risk Factors
Risks Relating to This Offering and Ownership of Our Common Stock
A substantial portion of our total issued and outstanding shares may be sold..., page 36

2. Please supplement this risk factor to acknowledge that this registration statement facilitates the resale of shares into the public market by the selling stockholders, and address any potential impacts to the market price of your common stock. Explain, if true, that due to the minimum value guarantee attached to the resale shares held by
 February 10, 2025
Page 2

       Artemis Ave LLC and EVEMeta, LLC, and the value at which the other selling stockholders acquired their shares, they may be willing to accept a lower price for the resale shares.
Business
Partnerships, page 65

3. We note your response to prior comment 5. In addition to summarizing the nature of your Sales Representation Agreement with Learfield Communications, disclose its material terms. For example, highlight term and termination provisions, and discuss the revenue share and commission provisions set forth in Sections 5 and 6 of the agreement.
Principal Stockholders, page 82

4. Disclose the natural person with voting and dispositive control over the shares held by
       Artemis Ave LLC. Provide a business, mailing, or residence address for Nikolas
       James West. Refer to Item 403(a) of Regulation S-K.
General

5. Please revise to include the "Offering" section applicable to the resale offering in the set of alternate pages following the back cover of the IPO prospectus. In addition, clarify where appropriate in the alternate pages the lock-up provision(s) that will apply to the resale shares. We note your disclosure at page Alt-4 that the resale shares to be offered by Artemis Ave LLC and EVEMeta, LLC will be subject to a 30-day lock-up period, but it is unclear whether the remaining resale shares will be subject to any lock-up provisions.
       Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Scott Linsky